UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number 001-13314

Huaneng Power International, Inc.

(Translation of registrant’s name into English)

Huaneng Power International, Inc.

Huaneng Building,

6 Fuxingmennei Street,

Xicheng District,

Beijing, 100031 PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K consists of:

1.       A copy of notice of 2021 second extraordinary general meeting of Huaneng Power International, Inc.(the "Registrant");

2.       An announcement regarding connected transaction on formation of project companies;

3.       An announcement regarding connected transactions on the borrowing of loan by a subsidiary; and

4.       An announcement regarding continuing connected transactions;

Each made by the registrant on November 4, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

	By:	/s/ Huang Chaoquan
	Name:	Huang Chaoquan
	Title:	Company Secretary

Date: November 5, 2021

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

NOTICE OF 2021 SECOND EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2021 second extraordinary general meeting (the “Extraordinary General Meeting”) of Huaneng Power International, Inc. (the “Company”) will be held at 9:00 a.m. on 21 December 2021 at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for considering and approving the following resolution:

ORDINARY RESOLUTIONS

1.	To consider and approve the Proposal regarding the Settlement of Fundraising Investment Projects and Use of Remaining Proceeds to Permanently Replenish Working Capital (Note 1);

2.	To consider and approve the Proposal regarding the Continuing Connected Transactions for 2022-2024 between the Company and Huaneng Finance (Note 1);

3.	To consider and approve the Proposal regarding the Provision of Guarantee by Shandong Company to its subsidiary (Note 1); and

4.	To consider and approve the Proposal regarding the Continuing Connected Transactions for 2022 between the Company and Huaneng Group (Note 1).

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this notice, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
4 November 2021

Notes:

1.	Please refer to the Company’s announcements dated 27 October 2021 and 4 November 2021 and a circular to be issued before the Extraordinary General Meeting for details.

2.	Proxy

(i)	A member eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder.

(ii)	A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii)	To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company and, in the case of holders of H Shares, to the H Share registrar of the Company, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time designated for holding of the Extraordinary General Meeting.

(iv)	If more than one proxy is appointed by a shareholders such proxies shall only exercise the right to vote by poll.

(v)	The resolution set out in this Notice will be voted by poll.

3.	Registration procedures for attending the Extraordinary General Meeting

(i)	A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(ii)	Holders of H Shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to the Company on or before 1 December 2021.

(iii)	Shareholders may send the reply slip to the Company in person, by post or by fax.

4.	Closure of H Share register members

Closure of register of members for the Extraordinary General Meeting

In order to determine the shareholders of H shares who will be entitled to attend the Extraordinary General Meeting, the Company will suspend registration of transfer of shares from 1 December 2021 to 21 December 2021 (both days inclusive).

In order to qualify to attend the Extraordinary General Meeting, shareholders of H shares of the Company whose transfer documents have not been registered must deposit the transfer documents accompanied by relevant share certificates to the Company’s H Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 30 November 2021. Holders of H shares whose names are recorded in the register of member of the Company on 21 December 2021 are entitled to attend the Extraordinary General Meeting.

5.	Other Businesses

(i)	The Extraordinary General Meeting will last for half day. Shareholders and their proxies who attend the Extraordinary General Meeting shall bear their own travelling and accommodation expenses.

(ii)	The address of the Share Registrar for H Shares of the Company, Hong Kong Registrars Limited, is at:

Shops 1712-1716, 17th Floor, Hopewell Centre
183 Queen’s Road East, Wanchai

Hong Kong

(iii)	The business address and contact of the Company are:

Capital Market Department

Huaneng Power International, Inc.

Huaneng Building,

6 Fuxingmennei Street,

Xicheng District, Beijing 100031,

The People’s Republic of China

Contact: Xie Meixin; Hu Boxuan

Telephone No.: (+86)-10-6322 6590; (+86)-10-6322 6557

Facsimile No.: (+86)-10-6322 6888

Email: xiemx@hpi.com.cn; huboxuan@hpi.com.cn

(iv)	Time and dates in this notice are Hong Kong time and dates.

6.	Special Notice

All shareholders attending the Meeting need to hold a shareholder account card and their own ID card, and the appointed proxy entrusted to attend the Meeting also need to hold a power of attorney and the proxy’s ID card. Representatives of legal person shareholders need to hold a certificate of the shareholder unit and go through the registration procedures. Shareholders in different places can process the registration matters by mail or fax. Registration of participation is not a prerequisite for shareholders to participate in the shareholders’ meeting in accordance with the law. Due to the epidemic, shareholders who are interested in attending the Meeting, please inform the contact person(s) above at least three working days in advance and go through the formalities for entering into the building, so that they can enter the building on time on the day of the Meeting. Shareholders who fail to go through the formalities for entering into the building in accordance with the foregoing requirements, or having symptoms such as fever, or fail to wear masks as required, or fail to comply with the epidemic prevention and control requirements will not be admitted to enter into the venue for shareholders’ meeting. The Company wishes to advise the shareholders that they may consider appointing the Chairman of the meeting as their proxy to vote on the resolution and to return their proxy forms by the time specified in the notice of meeting, instead of attending the meeting in person.

Proxy Form for 2021 Second Extraordinary General Meeting

Number of Shares related to this proxy form (Note 1)	H Shares/Domestic Shares*

I (We) (Note 2)                                                                                                                                                                                                                                      of                                                                                                                                                                                                                                     , Shareholders’ Account:                                                                                                                  and I.D. No.:                                                     , being the holder(s) of                                                                                                    H Share(s)/Domestic Share(s)* (Note 1) of Huaneng Power International, Inc. (the “Company”) now appoint (Note 3)                                                                                                   I.D. No.:                                                                                                                              (of                                                                                                                                                                                                                      ), or failing him the Chairman of the meeting as my(our) proxy to attend and vote for me(us) on the following resolution in accordance with the instruction(s) below and on my(our) behalf at the 2021 Second Extraordinary General Meeting (the “Extraordinary General Meeting”) to be held at 9:00 a.m. on 21 December 2021 at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the resolution as set out in the notice convening the Extraordinary General Meeting. In the absence of any indication, the proxy may vote for or against the resolution at his own discretion. (Note 6)

ORDINARY RESOLUTIONS		For (Note 4)	Against (Note 4)	Abstained (Note 4)
1.	To consider and approve the Proposal regarding the Settlement of Fundraising Investment Projects and Use of Remaining Proceeds to Permanently Replenish Working Capital
2.	To consider and approve the Proposal regarding the Continuing Connected Transactions for 2022-2024 between the Company and Huaneng Finance
3.	To consider and approve the Proposal regarding the Provision of Guarantee by Shandong Company to its subsidiary
4.	To consider and approve the Proposal regarding the Continuing Connected Transactions for 2022 between the Company and Huaneng Group

Date:	Signature:	(Note 5)

Notes:

1.	Please insert the number of Share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).
2.	Please insert full name(s) and address(es) in BLOCK LETTERS.
3.	Please insert the name and address of your proxy. If this is left blank, the chairman of the Extraordinary General Meeting will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the Extraordinary General Meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.
4.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK (✓) IN THE RELEVANT BOX BELOW THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK (✓) IN THE RELEVANT BOX BELOW THE BOX MARKED “AGAINST”. YOU WISH TO VOTE ABSTAINED A RESOLUTION, TICK (✓) IN THE RELEVANT BOX BELOW THE BOX MARKED “ABSTAINED” (SUCH ABSTAINED VOTES WILL BE COUNTED IN THE CALCULATION OF THE REQUIRED MAJORITY OF THE RESOLUTION). If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his/her discretion or to abstain. Your proxy will also be entitled to vote or abstain at his/her discretion on any resolution properly proposed to the meeting other than those referred to in the notice for the meeting.
5.	This form of proxy must be signed underhand by you or your attorney duly authorised in that behalf. If the appointer is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.
6.	This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company and in the case of a holder of H Share(s), to the H Share registrar of the Company, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, at least 24 hours before the time designated for the holding of the Extraordinary General Meeting.

* Please delete as appropriate.

Reply Slip for 2021 Second Extraordinary General Meeting

I/(We)

of

Telephone number:	and Fax number:	,

being the holder(s) of                                                              H Share(s)/Domestic Share(s)* of Huaneng Power International, Inc. (the “Company”) hereby reply that I/(We) wish to attend or appoint a proxy to attend (on my/our behalf) the 2021 Second Extraordinary General Meeting (the “Extraordinary General Meeting”) to be held at 9:00 a.m. on 21 December 2021 at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China.

Signature:

Date:

Note:	Eligible shareholders who wish to attend the Extraordinary General Meeting are advised to complete and return this reply slip to the Company’s business address at Capital Market Department, Huaneng Power International, Inc., Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing 100031, the PRC by post or by facsimile (Fax no.: (+86)-10-6322 6888). Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the Extraordinary General Meeting.

* Please delete as appropriate.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTION FORMATION OF PROJECT COMPANIES

On 3 November 2021, Shandong Company (the controlling subsidiary of the Company) and Shandong Company (HK), entered into the Joint Venture Agreement of Guan County New Energy Project and the Joint Venture Agreement of Weifang Binhai District New Energy Project with Huaneng Treasury. On the same day, Shandong Company and Huaneng Treasury entered into the Joint Venture Agreement of Fushan Photovoltaic Power Generation Project, the Joint Venture Agreement of Haiyang New Energy Project and the Joint Venture Agreement of Dongming County Matou Town 100 MW Agricultural Photovoltaic Power Generation Project.

The total investment in the formation of Project Companies is RMB2,587,616,600. The consideration for the share of the contribution amount to be borne by Shandong Company and, where applicable, Shandong Company (HK) will be paid by Shandong Company and, where applicable, Shandong Company (HK), respectively. Following completion of the Transaction, the financial results of each of the Project Companies will be consolidated into the financial statements of Shandong Company.

According to the relevant percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Transaction (calculated on an aggregated basis) does not constitute a notifiable transaction under Chapter 14 of the Hong Kong Listing Rules. However, the Transaction (calculated on an aggregated basis) constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the scale of the Transaction exceeds 0.1% but does not exceed 5% of the applicable percentage ratios (other than the profit ratio) as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Company is only required to comply with the reporting and announcement requirement under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders’ approval requirements.

I.	INTRODUCTION OF THE CONNECTED TRANSACTION

On 3 November 2021, Shandong Company (the controlling subsidiary of the Company) and Shandong Company (HK), entered into the Joint Venture Agreement of Guan County New Energy Project and the Joint Venture Agreement of Weifang Binhai District New Energy Project with Huaneng Treasury. On the same day, Shandong Company and Huaneng Treasury entered into the Joint Venture Agreement of Fushan Photovoltaic Power Generation Project, the Joint Venture Agreement of Haiyang New Energy Project and the Joint Venture Agreement of Dongming County Matou Town 100 MW Agricultural Photovoltaic Power Generation Project.

Pursuant to the Joint Venture Agreements, Shandong Company, Huaneng Treasury and, where applicable, Shandong Company (HK) will jointly fund the establishment of the Project Companies to jointly develop new energy projects. The new energy projects to be jointly developed are set out as follows:

	Project name	Shandong Company	Shandong Company (HK)	Huaneng Treasury	Registered capital (RMB0’000)
1.	Guan County New Energy Project	29%	36%	35%	149,395.00
2.	Weifang Binhai District New Energy Project	20%	45%	35%	40,000.00
3.	Fushan Photovoltaic Power Generation Project	65%	–	35%	14,154.57
4.	Haiyang New Energy Project	65%	–	35%	42,254.62
5.	Dongming County Matou Town 100 MW Agricultural Photovoltaic Power Generation Project	65%	–	35%	12,957.47

The total investment in the formation of Project Companies is RMB2,587,616,600. The consideration for the share of the contribution amount to be borne by Shandong Company and, where applicable, Shandong Company (HK) will be paid by Shandong Company and, where applicable, Shandong Company (HK), respectively. Following completion of the Transaction, the financial results of each of the Project Companies will be consolidated into the financial statements of Shandong Company.

II.	RELATIONSHIP AMONG THE COMPANY, SHANDONG COMPANY, SHANDONG COMPANY (HK) AND HUANENG TREASURY

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China. It is one of the largest listed power suppliers in China. As at the date of this announcement, the Company’s controlled generation capacity is 115,014 MW and the equity based generation capacity is 101,388 MW.

Huaneng Treasury, which is principally engaged in issuing bonds, making capital contributions and providing loans to subsidiaries, investing and holding equity interests in members of the Group, was incorporated in Hong Kong on 5 February 2018 and is a wholly-owned subsidiary of Huaneng Group.

Shandong Company, in which the Company holds a 80% equity interest and Huaneng Group holds the remaining 20% interest, is a controlling subsidiary of the Company. Shandong Company is a connected subsidiary of the Company. Shandong Company is principally engaged in the development, investment, construction and management of power (and heat) projects; investment in coal, transportation and other related industries; purchase and sale of electricity; and thermal power technical consulting services.

Shandong Company (HK) is a wholly-owned subsidiary of Shandong Company, and the scope of business of which is the development, investment, construction and management of power (heat), coal, transportation, investment in related businesses, and the business of investment companies. Shandong Company (HK) is a connected subsidiary of the Company.

As of the date of this announcement, Huaneng Group holds a 75% direct interest and a 25% indirect interest in HIPDC, while HIPDC, being the direct controlling shareholder of the Company, holds a 32.28% interest in the Company. Huaneng Group is a state-owned central enterprise mainly operating in the electricity industry and is supervised by the State-owned Assets Supervision and Administration Commission of the State Council. Huaneng Group also holds a 9.91% direct interest in the Company, a 3.01% indirect interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), a 0.84% indirect interest in the Company through Huaneng Treasury (an indirect wholly-owned subsidiary of Huaneng Group) and a 0.39% indirect interest in the Company through Huaneng Finance (a controlling subsidiary of Huaneng Group). Huaneng Treasury is a wholly-owned subsidiary of Huaneng Group and, in accordance with the relevant provisions of the Hong Kong Listing Rules, Huaneng Treasury is an associate of a connected person of the Company and the Transaction constitutes a connected transaction of the Company.

III.	MAJOR INFORMATION OF THE CONNECTED TRANSACTION

(1)	Joint Venture Agreement of Guan County New Energy Project

The principal terms of the Joint Venture Agreement of Guan County New Energy Project are set out as follows:

1.	Date

3 November 2021

2.	Parties

(1)	Shandong Company

(2)	Shandong Company (HK)

(3)	Huaneng Treasury

3.	Registered capital and shareholdings

The registered capital of Guan County New Energy Project Company shall be RMB1,493,950,000, of which, Shandong Company will contribute RMB433,245,500 in cash in RMB, representing 29% of the registered capital; Shandong Company (HK) will contribute RMB537,822,000 in cash in US dollars, representing 36% of the registered capital; and Huaneng Treasury will contribute RMB522,882,500 in cash in US dollars, representing 35% of the registered capital.

4.	Principle of capital contribution

Upon the establishment of Guan County New Energy Project Company, the shareholders will complete the capital contribution in accordance with the requirements of local governments and the needs of Guan County New Energy Project Company, according to their respective shareholdings simultaneously and in the same proportion.

5.	Organization structure

Guan County New Energy Project Company shall establish a board of directors with 5 members, including 2 directors to be appointed by Huaneng Treasury, 1 director to be appointed by Shandong Company (HK), and 2 directors to be appointed by Shandong Company. Guan County New Energy Project Company shall establish a board of supervisors with 3 members, including 1 supervisor to be appointed by Huaneng Treasury, 1 supervisor to be appointed by Shandong Company, and 1 employee supervisor.

(2)	Joint Venture Agreement of Weifang Binhai District New Energy Project

The principal terms of the Joint Venture Agreement of Weifang Binhai District New Energy Project are set out as follows:

1.	Date

3 November 2021

2.	Parties

(1)	Shandong Company

(2)	Shandong Company (HK)

(3)	Huaneng Treasury

3.	Registered capital and shareholdings

The registered capital of Weifang Binhai District New Energy Project Company shall be RMB400 million, of which, Shandong Company will contribute RMB80 million in cash in RMB, representing 20% of the registered capital; Shandong Company (HK) will contribute RMB180 million in cash in US dollars, representing 45% of the registered capital; and Huaneng Treasury will contribute RMB140 million in cash in US dollars, representing 35% of the registered capital.

4.	Principle of capital contribution

Upon the establishment of Weifang Binhai District New Energy Project Company, the shareholders will complete the capital contribution in accordance with the requirements of local governments and the needs of Weifang Binhai District New Energy Project Company, according to their respective shareholdings simultaneously and in the same proportion.

5.	Organization structure

Weifang Binhai District New Energy Project Company shall establish a board of directors with 7 members, including 2 directors to be appointed by Huaneng Treasury, 2 director to be appointed by Shandong Company (HK), 2 directors to be appointed by Shandong Company, and 1 employee director. Weifang Binhai District New Energy Project Company shall establish a board of supervisors with 3 members, including 1 supervisor to be appointed by Huaneng Treasury, 1 supervisor to be appointed by Shandong Company, and 1 employee supervisor.

(3)	Joint Venture Agreement of Fushan Photovoltaic Power Generation Project

The principal terms of the Joint Venture Agreement of Fushan Photovoltaic Power Generation Project are set out as follows:

1.	Date

3 November 2021

2.	Parties

(1)	Shandong Company

(2)	Huaneng Treasury

3.	Registered capital and shareholdings

The registered capital of Fushan Photovoltaic Power Generation Project Company shall be RMB141,545,700. Shandong Company will contribute RMB92,004,700 in cash in RMB, representing 65% of the registered capital; and Huaneng Treasury will contribute RMB49,541,000 in cash in US dollars, representing 35% of the registered capital.

4.	Principle of capital contribution

Upon the establishment of Fushan Photovoltaic Power Generation Project Company, the shareholders will complete the capital contribution in accordance with the requirements of local governments and the needs of Fushan Photovoltaic Power Generation Project Company, according to their respective shareholdings simultaneously and in the same proportion.

5.	Organization structure

Fushan Photovoltaic Power Generation Project Company shall establish a board of directors with 5 members, including 3 members to be appointed by Shandong Company and 2 members appointed by Huaneng Treasury. Fushan Photovoltaic Power Generation Project Company shall establish a board of supervisors with 3 members, including 1 member to be appointed by Shandong Company and 1 member to be appointed by Huaneng Treasury, and 1 employee supervisor.

(4)	Joint Venture Agreement of Haiyang New Energy Project

The principal terms of the Joint Venture Agreement of Haiyang New Energy Project are set out as follows:

1.	Date

3 November 2021

2.	Parties

(1)	Shandong Company

(2)	Huaneng Treasury

3.	Registered capital and shareholdings

The registered capital of Haiyang New Energy Project Company shall be RMB422,546,200. Shandong Company will contribute RMB274,655,030 in cash in RMB, representing 65% of the registered capital; and Huaneng Treasury will contribute RMB147,891,170 in cash in US dollars, representing 35% of the registered capital.

4.	Principle of capital contribution

Upon the establishment of Haiyang New Energy Project Company, the shareholders will complete the capital contribution in accordance with the requirements of local governments and the needs of Haiyang New Energy Project Company, according to their respective shareholdings simultaneously and in the same proportion.

5.	Organization structure

Haiyang New Energy Project Company shall establish a board of directors with 5 members, including 3 directors to be appointed by Shandong Company and 2 directors to be appointed by Huaneng Treasury. Haiyang New Energy Project Company shall establish a board of supervisors with 3 members, including 1 supervisor to be appointed by Huaneng Treasury, 1 supervisor to be appointed by Shandong Company, and 1 employee supervisor.

(5)	Joint Venture Agreement of Dongming County Matou Town 100 MW Agricultural Photovoltaic Power Generation Project

The principal terms of the Joint Venture Agreement of Dongming County Matou Town 100 MW Agricultural Photovoltaic Power Generation Project are set out as follows:

1.	Date

3 November 2021

2.	Parties

(1)	Shandong Company

(2)	Huaneng Treasury

3.	Registered capital and shareholding

The registered capital of Dongming County Matou Town 100 MW Agricultural Photovoltaic Power Generation Project Company shall be RMB129,574,700. Shandong Company will contribute RMB84,223,600 in cash in RMB, representing 65% of the registered capital; and Huaneng Treasury will contribute RMB45,351,100 in cash in US dollars, representing 35% of the registered capital.

4.	Principle of capital contribution

Upon the establishment of Dongming County Matou Town 100 MW Agricultural Photovoltaic Power Generation Project Company, the shareholders will complete the capital contribution in accordance with the requirements of local governments and the needs of Dongming County Matou Town 100 MW Agricultural Photovoltaic Power Generation Project Company, according to their respective shareholdings simultaneously and in the same proportion.

5.	Organization structure

Dongming County Matou Town 100 MW Agricultural Photovoltaic Power Generation Project Company shall establish a board of directors with 5 members, including 2 directors to be appointed by Huaneng Treasury and 3 directors to be appointed by Shandong Company. Dongming County Matou Town 100 MW Agricultural Photovoltaic Power Generation Project Company shall establish a board of supervisors with 3 members, including 1 supervisor to be appointed by Huaneng Treasury, 1 supervisor to be appointed by Shandong Company, and 1 employee supervisor.

The Joint Venture Agreements shall become effective upon being duly signed by the parties to the Joint Venture Agreements.

IV.        PURPOSE OF THE CONNECTED TRANSACTION AND THE IMPACT ON THE COMPANY

In order to increase the proportion of the clean energy installed capacity of the Company, optimize the industrial structure and meet the development and construction requirements of new energy projects in Shandong province, it is planned to establish Guan County New Energy Project Company, Weifang Binhai District New Energy Project Company, Fushan Photovoltaic Power Generation Project Company, Haiyang New Energy Project Company and Dongming County Matou Town 100 MW Agricultural Photovoltaic Power Generation Project Company.

Following completion of the Transaction, the financial results of each of the Project Companies will be consolidated into the financial statements of Shandong Company. The Transaction will not have a significant impact on the Company’s financial status, and there does not exist any situation that will jeopardise the interest of the Company and its shareholders.

V.	IMPLICATIONS UNDER THE HONG KONG LISTING RULES

According to the relevant percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Transaction (calculated on an aggregated basis) does not constitute a notifiable transaction under Chapter 14 of the Hong Kong Listing Rules. However, the Transaction (calculated on an aggregated basis) constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the scale of the Transaction exceeds 0.1% but does not exceed 5% of the applicable percentage ratios (other than the profit ratio) as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Company is only required to comply with the reporting and announcement requirement under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders’ approval requirements.

In addition, if the Company executes any of the terms of the Joint Venture Agreements, the Company will, where applicable, execute the same in accordance with the compliance and disclosure requirements of the Hong Kong Listing Rules and other regulations.

VI.	PROCEDURAL MATTER RELATING TO THE TRANSACTION

On 3 November 2021, the nineteenth meeting of the tenth session of the board of Directors of the Company has considered and approved the resolution regarding the Transaction. According to the SSE Listing Rules and the Hong Kong Listing Rules, Messrs. Zhao Keyu, Zhao Ping, Huang Jian, Wang Kui, Lu Fei and Teng Yu, all being Directors of the Company having related relationship, abstained from voting on the resolution relating to the Transaction.

The board of the Company (including the independent non-executive Directors) is of the view that the Joint Venture Agreements were entered into: (1) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); (2) on terms that are fair and reasonable and are in the interests of the Company and its shareholders as a whole; and (3) in the ordinary and usual course of business of the Company.

VII.	DEFINITIONS

“associate(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules
“Company”	Huaneng Power International, Inc.
“connected subsidiary(ies)”	has the meaning ascribed to it in the Hong Kong Listing Rules
“Director(s)”	the director(s) of the Company (including independent non- executive director(s))
“Dongming County Matou Town 100 MW Agricultural Photovoltaic Power Generation Project Company”

華能( 菏澤) 能源開發有限公司Huaneng (Heze) Energy Development Co., Ltd.* (provisional name, subject to final approval by the Administration for Market Regulation), which is to be established by Shandong Company and Huaneng Treasury pursuant to the Joint Venture Agreement of Dongming County Matou Town 100 MW Agricultural Photovoltaic Power Generation Project

“Fushan Photovoltaic Power Generation Project Company”

華能(煙台福山)新能源科技發展有限公司Huaneng (Yantai Fushan) New Energy Technology Development Co., Ltd.* (provisional name, subject to final approval by the Administration for Market Regulation), which is to be established by Shandong Company and Huaneng Treasury pursuant to the Joint Venture Agreement of Fushan Photovoltaic Power Generation Project

“Haiyang New Energy Project Company”

華能海陽光伏科技有限公司Huaneng Haiyang Photovoltaic Technology Co., Ltd.* (provisional name, subject to final approval by the Administration for Market Regulation), which is established by Shandong Company and Huaneng Treasury pursuant to the Joint Venture Agreement of Haiyang New Energy Project

“Guan County New Energy Project Company”

華能(聊城冠縣)新能源開發有限公司Huaneng (Liaocheng Guan County) New Energy Development Co., Ltd.* (provisional name, subject to final approval by the Administration for Market Regulation), which is to be established by Shandong Company, Shandong Company (HK) and Huaneng Treasury according to the Joint Venture Agreement of Guan County New Energy Project

“HIPDC”	Huaneng International Power Development Corporation
“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Hua Neng HK”	China Hua Neng Group Hong Kong Limited
“Huaneng Finance”	China Huaneng Finance Corporation Limited
“Huaneng Group”	China Huaneng Group Co., Ltd.
“Huaneng Treasury”	China Huaneng Group (Hong Kong) Treasury Management Holding Limited

“Joint Venture Agreement(s)”

collectively, the Joint Venture Agreement of Guan County New Energy Project, the Joint Venture Agreement of Weifang Binhai District New Energy Project, the Joint Venture Agreement of Fushan Photovoltaic Power Generation Project, the Joint Venture Agreement of Haiyang New Energy Project and the Joint Venture Agreement of Dongming County Matou Town 100 MW Agricultural Photovoltaic Power Generation Project

“Joint Venture Agreement of Dongming County Matou Town 100 MW Agricultural Photovoltaic Power Generation Project”	the Joint Venture Agreement of Dongming County Matou Town 100 MW Agricultural Photovoltaic Power Generation Project signed by Shandong Company and Huaneng Treasury on 3 November 2021
“Joint Venture Agreement of Fushan Photovoltaic Power Generation Project”	the Joint Venture Agreement of Fushan Photovoltaic Power Generation Project signed by Shandong Company and Huaneng Treasury on 3 November 2021
“Joint Venture Agreement of Guan County New Energy Project”	the Joint Venture Agreement of Guan County New Energy Project signed by Shandong Company, Shandong Company (HK) and Huaneng Treasury on 3 November 2021
“Joint Venture Agreement of Haiyang New Energy Project”	the Joint Venture Agreement of Haiyang New Energy Project signed by Shandong Company and Huaneng Treasury on 3 November 2021
“Joint Venture Agreement of Weifang Binhai District New Energy Project”	the Joint Venture Agreement of Weifang Binhai District New Energy Project signed by Shandong Company, Shandong Company (HK) and Huaneng Treasury on 3 November 2021
“PRC” or “China”	the People’s Republic of China
“Pro-Power Investment”	Pro-Power Investment Limited
“Project Company(ies)”

collectively, Guan County New Energy Project Company, Weifang Binhai District New Energy Project Company, Fushan Photovoltaic Power Generation Project Company, Haiyang New Energy Project Company, and Dongming County Matou Town 100 MW Agricultural Photovoltaic Power Generation Project Company

“RMB”	Renminbi, the lawful currency of the PRC
“SSE Listing Rules”	Rules Governing the Listing of Securities on Shanghai Stock Exchange

“Shandong Company”	Huaneng Shandong Power Generation Co., Ltd.
“Shandong Company (HK)”	Huaneng Shandong (HK) Investment Limited
“Transaction”	the establishment of the Project Company pursuant to the terms and conditions of the Joint Venture Agreement
“Weifang Binhai District New Energy Project Company”

華能(濰坊濱海區)新能源有限公司Huaneng (Weifang Binhai)

New Energy Co., Ltd.* (provisional name, subject to final approval by the Administration for Market Regulation), which is to be established by Shandong Company, Shandong Company (HK), and Huaneng Treasury pursuant to the Joint Venture Agreement of Weifang Binhai District New Energy Project

“USD”	the U.S. dollars, the lawful currency of the United States

*       For information only

By order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As of the date of the announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC

4 November 2021

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTIONS REGARDING THE BORROWING OF LOAN BY A SUBSIDIARY FROM A CONNECTED PERSON AND THE PROVISION OF EXTERNAL GUARANTEE BY A SUBSIDIARY

On 3 November 2021, Shandong Company (HK), a wholly-owned subsidiary of Shandong Company which in turn is a controlling subsidiary of the Company, signed the Loan Agreement with Huaneng Treasury, pursuant to which Shandong Company (HK) shall borrow USD28.125 million from Huaneng Treasury. On the same day, Shandong Company signed the Guarantee Contract with Huaneng Treasury, undertaking to provide a guarantee with an irrevocable joint and several liability for the debt obligations incurred by Shandong Company (HK) under the Loan Agreement.

The Transaction involves the borrowing of a loan by Shandong Company (HK) from Huaneng Treasury. Shandong Company (HK) is a connected subsidiary of the Company and Huaneng Treasury is a connected person of the Company. The Transaction constitutes a connected transaction under the Hong Kong Listing Rules. The loan provided by Huaneng Treasury to Shandong Company (HK) constitutes a financial assistance provided by a connected person for the benefit of the Company and its subsidiaries. Since the loan is provided on normal commercial terms (in particular, (i) the interest rate for the loan is the best level of interest rate that Shandong Company (HK) can obtain; and (ii) the loan does not require any assets of the Company and its subsidiaries as security), therefore the Transaction is exempt from reporting, announcement and independent shareholders’ approval requirement under Rule 14A.90 of the Hong Kong Listing Rules.

The Guarantee involves the provision of guarantee by Shandong Company in favour of Huaneng Treasury. Shandong Company is a connected subsidiary of the Company and Huaneng Treasury is a connected person of the Company. The Guarantee constitutes a connected transaction under the Hong Kong Listing Rules. As the scale of the Guarantee exceeds 0.1% but does not exceed 5% of the applicable percentage ratios (other than the profit ratio) as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Company is only required to comply with the reporting and announcement requirement under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders’ approval requirements.

According to the SSE Listing Rules, the Transaction does not meet the threshold required to be submitted to shareholders’ meeting or approval. However, the Guarantee needs to be submitted for approval at the shareholders’ meeting of the Company. The Company will convene a shareholders’ meeting as soon as possible and will submit the said proposal for approval at the shareholders’ meeting.

INTRODUCTION OF THE CONNECTED TRANSACTIONS

On 3 November 2021, Shandong Company (HK), a wholly-owned subsidiary of Shandong Company which in turn is a controlling subsidiary of the Company, signed the Loan Agreement with Huaneng Treasury, pursuant to which Shandong Company (HK) shall borrow USD28.125 million from Huaneng Treasury for a term of 5 years at the annual interest rate of 3.85%.

On the same day, Shandong Company signed the Guarantee Contract with Huaneng Treasury, undertaking to provide a guarantee with an irrevocable joint and several liability for the debt obligations incurred by Shandong Company (HK) under the Loan Agreement.

RELATIONSHIP AMONG THE COMPANY, SHANDONG COMPANY, SHANDONG COMPANY (HK) AND HUANENG TREASURY

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China. It is one of the largest listed power suppliers in China. As at the date of this announcement, the Company’s controlled generation capacity is 115,014 MW and the equity based generation capacity is 101,388 MW.

Huaneng Treasury, which is principally engaged in issuing bonds, making investments and providing loans to subsidiaries, investing and holding equity interests in members of the Group, was incorporated in Hong Kong on 5 February 2018 and is a wholly-owned subsidiary of Huaneng Group.

Shandong Company, in which the Company holds an 80% equity interest and Huaneng Group holds the remaining 20% interest, is a controlling subsidiary of the Company. Shandong Company is a connected subsidiary of the Company. Shandong Company is principally engaged in the development, investment, construction and management of power (and heat) projects; investment in coal, transportation and other related industries; purchase and sale of electricity; and thermal power technical consulting services.

Shandong Company (HK) is a wholly-owned subsidiary of Shandong Company, and the scope of business of which is the development, investment, construction and management of power (heat), coal, transportation, investment in related businesses, and the business of investment companies. Shandong Company (HK) is a connected subsidiary of the Company.

As of the date of this announcement, Huaneng Group holds a 75% direct interest and a 25% indirect interest in HIPDC, while HIPDC, being the direct controlling shareholder of the Company, holds a 32.28% interest in the Company. Huaneng Group is a state-owned central enterprise mainly operating in the electricity industry and is supervised by the State-owned Assets Supervision and Administration Commission of the State Council. Huaneng Group also holds a 9.91% direct interest in the Company, a 3.01% indirect interest in the Company through Hua Neng HK (a wholly- owned subsidiary of Huaneng Group), a 0.84% indirect interest in the Company through Huaneng Treasury (an indirect wholly-owned subsidiary of Huaneng Group) and a 0.39% indirect interest in the Company through Huaneng Finance (a controlling subsidiary of Huaneng Group). Huaneng Treasury is a wholly-owned subsidiary of Huaneng Group and, in accordance with the relevant provisions of the Hong Kong Listing Rules, Huaneng Treasury is an associate of a connected person of the Company and the Transaction and Guarantee constitute connected transactions for the Company.

MAIN PROVISIONS OF THE LOAN AGREEMENT

On 3 November 2021, Shandong Company (HK), a wholly-owned subsidiary of Shandong Company which in turn is a controlling subsidiary of the Company, signed the Loan Agreement with Huaneng Treasury, which is a subsidiary of Huaneng Group. Shandong Company (HK) shall borrow USD28.125 million from Huaneng Treasury for a term of 5 years at the annual interest rate of 3.85%.

MAIN PROVISIONS OF THE GUARANTEE AGREEMENT

On 3 November 2021, Shandong Company signed the Guarantee Contract with Huaneng Treasury. Pursuant to the Guarantee Contract, the Guarantee shall be by way of joint and several liability. The subject of the guarantee shall be the loan of USD28.125 million arising out of the Loan Agreement signed between Huaneng Treasury (as lender) and Shandong Company (HK) (as borrower). The guarantee period shall commence from the date of the signing of the Guarantee Contract and will end one year after expiry of the guaranteed debt performance period.

PURPOSE OF THE CONNECTED TRANSACTIONS AND THE IMPACT ON THE COMPANY

Shandong Company, Shandong Company (HK), and Huaneng Treasury will invest in the construction of Weifang Binhai District New Energy Project at a shareholding ratio of 20%: 45%: 35%. Shandong Company (HK) shall invest USD28.125 million in proportion to the equity to inject capital into Weifang Binhai District New Energy Project. Shandong Company (HK) shall borrow US$28.125 million from Huaneng Treasury to invest in the Weifang Binhai District New Energy Project. The interest rate for the loan is the best level of interest rate that Shandong Company (HK) can obtain. The Transaction will not have a significant impact on the Company’s financial status, and there does not exist any situation that jeopardise the interests of the Company and its shareholders.

The Board of the Company is of view that Shandong Company (HK) would be able to repay the loan on schedule and the overall risk assumed by Shandong Company this time is relatively low. The Guarantee Contract will not cause any material impact on the financial position of the Company and will not prejudice the interests of the Company and its shareholders.

IMPLICATIONS UNDER THE HONG KONG LISTING RULES AND THE SSE LISTING RULES

The Transaction involves the borrowing of a loan by Shandong Company (HK) from Huaneng Treasury. Shandong Company (HK) is a connected subsidiary of the Company and Huaneng Treasury is a connected person of the Company. The Transaction constitutes a connected transaction under the Hong Kong Listing Rules. The loan provided by Huaneng Treasury to Shandong Company (HK) constitutes a financial assistance provided by a connected person for the benefit of the Company and its subsidiaries. Since the loan is provided on normal commercial terms (in particular, (i) the interest rate for the loan is the best level of interest rate that Shandong Company (HK) can obtain; and (ii) the loan does not require any assets of the Company and its subsidiaries as security), therefore the Transaction is exempt from reporting, announcement and independent shareholders’ approval requirement under Rule 14A.90 of the Hong Kong Listing Rules.

The Guarantee involves the provision of guarantee by Shandong Company in favour of Huaneng Treasury. Shandong Company is a connected subsidiary of the Company and Huaneng Treasury is a connected person of the Company. The Guarantee constitutes a connected transaction under the Hong Kong Listing Rules. As the scale of the Guarantee exceeds 0.1% but does not exceed 5% of the applicable percentage ratios (other than the profit ratio) as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Company is only required to comply with the reporting and announcement requirement under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders’ approval requirements.

According to the SSE Listing Rules, the Transaction does not meet the threshold required to be submitted to shareholders’ meeting or approval. However, the Guarantee needs to be submitted for approval at the shareholders’ meeting of the Company. The Company will convene a shareholders’ meeting as soon as possible and will submit the said proposal for approval at the shareholders’ meeting.

APPROVAL FROM THE BOARD

On 3 November 2021, the Nineteenth Meeting of the Tenth Session of the Board of Directors of the Company has considered and approved the Resolution regarding the Borrowing of Loan from Related Party by a subsidiary of the Company and the Resolution regarding the Provision of Guarantee by Shandong Company to its subsidiary. The Board is of view that Shandong Company (HK) would be able to repay the loan on schedule and the overall risk assumed by Shandong Company this time is relatively low. The Guarantee Contract will not cause any material impact on the financial position of the Company and will not prejudice the interests of the Company and its shareholders. The related Directors, Messrs. Zhao Keyu, Zhao Ping, Huang Jian, Wang Kui, Lu Fei and Teng Yu abstained from voting on the resolution relating to the Transaction.

The Directors (including the independent non-executive Directors) are of the view that the Loan Agreement and the Guarantee Contract were entered into: (i) on normal commercial terms; (ii) on terms that are fair and reasonable and are in the interests of the Company and its shareholders as a whole; and (iii) in the ordinary and usual course of business of the Company.

DEFINITIONS

“associate(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules
“Company”	Huaneng Power International, Inc.
“connected subsidiary(ies)”	has the meaning ascribed to it in the Hong Kong Listing Rules
“Director(s)”	the director(s) of the Company (including independent non- executive director(s))
“Guarantee”	the guarantee to be provided by Shandong Company in accordance with the terms and conditions of the Guarantee Contract in relation to a loan of Shandong Company (HK) of approximately USD28.125 million
“Guarantee Contract”

the “Guarantee Contract between Huaneng Shandong Power Generation Co., Ltd. and China Huaneng Group (Hong Kong) Treasury Management Holding Limited” entered into between Shandong Company and Huaneng Treasury on 3 November 2021

“HIPDC”	Huaneng International Power Development Corporation
“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
“Hua Neng HK”	China Hua Neng Group Hong Kong Limited
“Huaneng Finance”	China Huaneng Finance Corporation Limited
“Huaneng Group”	China Huaneng Group Co., Ltd.
“Huaneng Treasury”	China Huaneng Group (Hong Kong) Treasury Management Holding Limited

“Loan Agreement”	the loan agreement entered into between Shandong Company (HK) and Huaneng Treasury on 3 November 2021
“PRC” or “China”	the People’s Republic of China
“RMB”	Renminbi, the lawful currency of the PRC
“Shandong Company”	Huaneng Shandong Power Generation Co., Ltd.
“Shandong Company (HK)”	Huaneng Shandong (HK) Investment Limited
“SSE Listing Rules”	Rules Governing the Listing of Securities on Shanghai Stock Exchange
“Transaction”	the borrowing of USD28.125 million by Shandong Company (HK) from Huaneng Treasury in accordance with the terms and conditions of the Loan Agreement
“USD”	the U.S. dollars, the lawful currency of the United States of America

*       For information only

By order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As of the date of the announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC 4
November 2021

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTIONS

HUANENG GROUP FRAMEWORK AGREEMENT

On 3 November 2021, the Company entered into the Huaneng Group Framework Agreement with Huaneng Group, its ultimate controlling shareholder, for a term commencing on 1 January 2022 and expiring on 31 December 2022. Pursuant to the Huaneng Group Framework Agreement, the Company will conduct (among other things) the following transactions with Huaneng Group and its subsidiaries and associates: (1) purchase of ancillary equipment and parts; (2) purchase of fuel and transportation services; (3) leasing of facilities, land and office spaces; (4) technical services, engineering contracting services and other services; (5) accept the provision of entrusted sale services from Huaneng Group and its subsidiaries and associates; (6) sale of products; (7) purchase of electricity; (8) sale of electricity; (9) sale of heat; and (10) borrowing trust loans and accepting loans. Such transactions will be conducted on an on-going basis and constitute continuing connected transactions under the Hong Kong Listing Rules.

Among those ten types of transactions,

(a)	since the transaction scale in relation to the purchase of fuel and transportation services (i.e. type (2)) exceeds 5% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, such transaction shall be subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules and the requirement to obtain approval from the Independent Shareholders;

(b)	the transaction scale of each of type (1) and types (3) to (9) transactions does not exceed 5% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, thus such transactions shall only be subject to the reporting, annual review and announcement requirements under Rules 14A.55 to 14A.59 and Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules, but are exempt from the Independent Shareholders’ approval requirement; and

(c)	as regards the transactions of borrowing trust loans and accepting loans (i.e. type (10)), pursuant to Rule 14A.90 (which relates to financial assistance) of the Hong Kong Listing Rules, those transactions are exempt from reporting, announcement and the Independent Shareholders’ approval requirements.

EXTRAORDINARY GENERAL MEETING

The Company proposes to convene an extraordinary general meeting in December 2021 to table the relevant resolutions to seek the approval from the Independent Shareholders of (among others) the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement.

The Independent Board Committee of the Company will advise the Independent Shareholders on the transactions relating to the purchase of fuel and transportation services (including the proposed caps) contemplated under the Huaneng Group Framework Agreement, and will appoint the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the transactions of purchase of fuel and transportation services (including the proposed caps) under the Huaneng Group Framework Agreement.

According to the requirements of Rules 14A.46(1) and 19A.39A of the Hong Kong Listing Rules and the PRC Company Law, the Company shall dispatch a circular containing further details regarding the continuing connected transactions under the Huaneng Group Framework Agreement, a letter from the Independent Board Committee and an opinion of the Independent Financial Adviser to the shareholders as soon as possible, but in any event shall not later than 6 December 2021.

RELATIONSHIP BETWEEN THE COMPANY AND HUANENG GROUP

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China, with a controlled generation capacity of 115,014MW and equity-based generation capacity of 101,388MW.

Huaneng Group is principally engaged in the operation and management of enterprise investments development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

As at the date of publication of this announcement, Huaneng Group holds a 75% direct interest and a 25% indirect interest in HIPDC, while HIPDC, being the direct controlling shareholder of the Company, holds a 32.28% interest in the Company. Huaneng Group is a stated-owned central enterprise with operating power industries as its main business, which is under the supervision of the State-owned Assets Supervision and Administration Commission of the State Council. Huaneng Group also holds a 9.91% direct interest in the Company and holds a 3.01% indirect interest in the Company through its wholly-owned subsidiary Huaneng HK, a 0.84% indirect interest in the Company through China Huaneng Group Treasury Management (Hong Kong) Limited, its indirect wholly-owned subsidiary, and a 0.39% indirect interest in the Company through its controlling subsidiary Huaneng Finance. Huaneng Group is the ultimate controlling shareholder of the Company.

Under Chapter 14A of the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company while the transactions between the Company and Huaneng Group (including its subsidiaries and associates) constitute connected transactions of the Company, and are subject to the relevant disclosure and/or Independent Shareholders’ approval requirements as stipulated in the Hong Kong Listing Rules.

HUANENG GROUP FRAMEWORK AGREEMENT

The Company entered into the 2021 Huaneng Group Framework Agreement with Huaneng Group on 5 November 2020 and the Supplemental Agreement to Huaneng Group Framework Agreement on 28 September 2021 for the purpose of governing the conduct of certain continuing connected transactions between the Company and Huaneng Group (and its subsidiaries and associates) in 2021. The relevant agreements will expire on 31 December 2021. In order to continue the relevant transactions, the Company entered into the Huaneng Group Framework Agreement with Huaneng Group on 3 November 2021 for a term commencing on 1 January 2022 and expiring on 31 December 2022.

Pursuant to the Huaneng Group Framework Agreement, the Company and its subsidiaries will conduct the following transactions with Huaneng Group and its subsidiaries and associates on an on- going basis:

(1)	Purchase of ancillary equipment and parts

Due to operational needs, the Company and its subsidiaries have to purchase ancillary equipment and parts which include mainly the raw materials and ancillary equipment and other installation and products relevant to the production operation for the infrastructure construction works for power plants. Pursuant to the provisions of the 2021 Huaneng Group Framework Agreement with respect to the purchase of ancillary equipment and parts in 2021 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the annual cap of such transactions for 2021 was set at RMB2 billion. During the period from 1 January 2021 to 30 September 2021, the aggregate transaction amount (unaudited) in respect of the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB607 million. It is estimated that by the end of 2021, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2021.

For 2022, the aggregate transaction amount with respect to the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement is estimated not to exceed RMB2.1 billion. Such cap is estimated on the basis of the overall business scale and operation of the power plants of the Company and its subsidiaries, a reasonable expectation of the Company and its subsidiaries as to the development of the relevant power plants, and also taking into account at the same time the benefit of offering favourable prices on bulk purchases by Huaneng Group and its subsidiaries and associates.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of ancillary equipment and parts is that they are able to offer more favourable prices for bulk purchase of ancillary equipment and parts. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for ancillary equipment and parts, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company with the ancillary equipment and parts in a timely and reliable manner, thereby minimising the management and operational costs of the Company.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by an independent third party for the same or similar type of ancillary equipment and parts. In addition, the payment of such purchases will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to such framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of ancillary equipment and parts as contemplated by the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rules 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2022 exceeds the above cap (i.e. RMB2.1 billion), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(2)	Purchase of fuel and transportation services

The Company’s main fuel for power generation is coal. Pursuant to the Huaneng Group Framework Agreement, the Company and its subsidiaries will purchase fuel and coal transportation services from Huaneng Group and its subsidiaries and associates at prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of fuel and the transportation services shall be no less favourable than those offered by independent third parties to the Company and its subsidiaries for the same or similar type of fuel supply or transportation services.

Pursuant to the provisions of the 2021 Huaneng Group Framework Agreement and the Supplemental Agreement to Huaneng Group Framework Agreement with respect to the purchase of fuel and transportation services in 2021 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2021 was revised at RMB85 billion. During the period from 1 January 2021 to 30 September 2021, the aggregate transaction amount (unaudited) for purchase of fuel and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB43.717 billion. It is estimated that by the end of 2021, the actual aggregate transaction amount will not exceed the anticipated transaction amount (as revised) of 2021.

The cap of the transaction amount for purchase of fuel and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement in 2022 is estimated to be RMB120 billion. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement. The cap of such amount is set based on the current overall business scale and operation of the Company and the power plants of its subsidiaries, and the reasonable expectation of those power plants by the Company and its subsidiaries, and at the same time the capability in offering relatively competitive prices on bulk purchase by scale purchase of fuel and transportation by Huaneng Group and its subsidiaries and associates.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of fuel and transportation services is that they can offer more favourable prices for bulk purchase of fuel and transportation services. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for purchases of fuel and transportation services, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with fuel and transportation services in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries.

The reasons for the increase in the estimated transaction amount for 2022 are :- in 2021, there have been significant increases in coal prices and transportation charges. It is expected that in 2022 the coal prices will continue to fluctuate at high level and the transportation capacity will continue to be tight. In order to ensure the Company’s stable supply of fuel throughout the year, the amount of the purchase of fuel and transportation in 2022 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates will increase correspondingly, so as to take full advantage of the ability of Huaneng Group and its subsidiaries and associates to provide favourable prices for coal and transportation capacity purchases and for safe and secure supply.

The Company has a right in procurement selection. Huaneng Group and its subsidiaries and associates will participate in the Company’s procurement auction, the Company shall make use of the scale procurement advantage of Huaneng Group and its subsidiaries and associates to obtain prices which shall be no less favourable than the prices from independent third parties offered to the Company and its subsidiaries.

The Board is of the view that the transactions for the purchase of fuel and transportation services from Huaneng Group and its subsidiaries and associates contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the transaction scale for the purchase of fuel and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions shall be subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules and the requirement to obtain approval from the Independent Shareholders. The Company has conducted a detailed survey in respect of its short-term and long-term operational demand for coal and coal transportation services. The Company is of the view that before the convening of the extraordinary general meeting, such transactions will not (and the Company will through its internal control system ensure that such transactions will not) exceed the relevant thresholds that require Independent Shareholders’ approval under the Hong Kong Listing Rules.

(3)	Leasing of facilities, land and office spaces

For operational needs, the Company and its subsidiaries have to lease facilities, land and office spaces (mainly including power transmission and transformation assets, vessels, land and office spaces for power plants, etc.) from Huaneng Group and its subsidiaries and associates. Pursuant to the provisions of the 2021 Huaneng Group Framework Agreement with respect to the leasing of facilities, land and office spaces in 2021 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the relevant transaction amount for 2021 was set at RMB300 million. During the period from 1 January 2021 to 30 September 2021, the aggregate transaction amount (unaudited) which has already been paid by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces was approximately RMB108 million. It is estimated that by the end of 2021, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2021.

Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the leasing of facilities, land and office spaces by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates in 2022 is estimated not to exceed RMB300 million. The estimate of such cap amount is based on the existing overall business scale and operation of the power plants of the Company and its subsidiaries, the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, taking into account at the same time the benefit of favourable prices offered by Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces.

In respect of leasing of facilities, land and office spaces, the competitive advantage of Huaneng Group and its subsidiaries and its associates is their ability to offer more favourable prices for leasing of facilities, land and office spaces. Taking into consideration the ability of Huaneng Group and its subsidiaries and associate in offering more favourable prices for leasing of facilities, land and office spaces, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company with the leased facilities, land and office spaces in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the leasing of facilities, land and office spaces to the Company and its subsidiaries by Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the leasing terms and prices no less favourable than those offered to the Company and its subsidiaries by independent third parties for the same or similar types of leased facilities, land and office spaces. In addition, the payment will be settled in cash, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into in future pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the leasing of facilities, land and office spaces contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2022 exceeds the above cap (i.e. RMB300 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(4)	Technical services, engineering contracting services and other services

The reciprocal technical services, engineering contracting services and other services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates mainly include the provision of fuel management service relevant to power plants, maintenance services for power plants’ monitoring systems, real-time consolidation of project data, trial run of generating units, supervision of manufacture of facilities for construction works in progress and insurance services by Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries. At the same time, the Company and its subsidiaries provide operation/production related services to Huaneng Group and its subsidiaries and associates. Pursuant to the 2021 Huaneng Group Framework Agreement, the cap for the aggregate transaction amount with respect to the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates for 2021 and the provision of operation/production and related services from the Company and its subsidiaries to Huaneng Group and its subsidiaries and associate for 2021 were set at RMB2.9 billion. During the period from 1 January 2021 to 30 September 2021, the aggregate transaction amount (unaudited) between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates was approximately RMB1.516 billion. It is estimated that by the end of 2021, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2021. The substantial difference between the estimated transaction amount and the actual transaction amount was primarily due to the fact that adjustments were made to the projected transactions based on the Company’s actual business scale and operation as a whole and the changes in market conditions.

Pursuant to the Huaneng Group Framework Agreement and the adjustments made based on the Company’s actual overall business scale and operations, the market changes and the expected volume of transactions, the transaction amount with respect to technical services, engineering contracting services and other services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates in 2022 is estimated not to exceed RMB4.2 billion. The estimate of such cap is based on the one hand on the existing overall business scale and operation of the power plants of the Company and its subsidiaries as well as the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, having taken into account the benefit of favourable prices for the purchase of technical services and engineering contracting services and other services offered by Huaneng Group and its subsidiaries and associates, and on the other the needs of providing services in relevant business operation by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates. With the continuous enhancement and improvement of the technical strength of the information company of the Company, in addition to the Company’s internal information construction and operation and maintenance work, the Company and its subsidiaries have gradually begun to undertake the information operation and maintenance service for Huaneng Group and its subsidiaries and associates.

On the one hand, the competitive advantage of Huaneng Group and its subsidiaries and associates in terms of providing technical services, engineering contracting services and other services is that they can offer more favourable prices to the Company and its subsidiaries. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for technical services, engineering contracting services and other services, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with the technical services, engineering contracting services and other services in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries. In addition, some of the subsidiaries and associates of Huaneng Group focus on researching information technology and national new energy power generation technology, as well as equipment of thermal energy in power plants, therefore can provide reliable and efficient services of information technology and project contracting, and can also provide advanced and comprehensive power station-specific technical services and project contracting services, which can lower the operational costs of the Company and its subsidiaries. On the other hand, the Company is of the view that the provision of relevant production and operation services to Huaneng Group and its subsidiaries and associates can bring operational benefits to the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices of transactions with respect to technical services, engineering contracting services and other services between the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by independent third parties for the same or similar types of technical services, engineering contracting services and other services. In addition, the payment of consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions with respect to technical services, engineering contracting services and other services as contemplated under the Huaneng Group Framework Agreement were entered into: (i)    in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2022 exceeds the above cap (i.e. RMB4.2 billion), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(5)	Accept the provision of entrusted sale services from Huaneng Group and its subsidiaries and associates

The provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries involves mainly the use of power generation quota of Huaneng Group and its subsidiaries and associates for substituted power generation by the Company and its subsidiaries. Where the Company and its subsidiaries generate electricity under the quota of and in substitution for Huaneng Group and its subsidiaries and associates, payments under such transactions will be settled in two ways: (1) upon power generation, the Company and its subsidiaries shall settle the payment with the power grid company before paying the difference to Huaneng Group and its subsidiaries and associates; and (2) upon power generation, Huaneng Group and its subsidiaries and associates shall settle the payment with the power grid company before paying substituted power generation costs and other relevant expenses to the Company and its subsidiaries. Pursuant to the 2021 Huaneng Group Framework Agreement with respect to the acceptance for provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries, the cap of the aggregate transaction amount for 2021 was set at RMB700 million. During the period from 1 January 2021 to 30 September 2021, the aggregate transaction amount for the provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries was RMB0. It is estimated that by end of 2021, the aggregate of the actual transaction amount will not exceed the anticipated transaction amount in 2021. The reason for the substantial difference between the estimated transaction amount and the actual transaction amount was due to the adjustments made by the Company based on the actual overall business scale and operation status and the changes in market.

Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to such entrusted sale services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates for 2022 is estimated to be RMB400 million. Such cap is set on the basis of the current overall business and operation scale of the transaction parties, estimation of the on-grid tariff and substitution tariff, and reasonable expectation of the Company and its subsidiaries as to the development of the transaction parties. The on-grid tariff and substitution tariff are determined by the then prevailing market price. With the generation quota, whether it is acquired from connected persons or independent third parties, the Company can increase its production capacity and the effect of which can bring about higher marginal contribution to the Company.

In order to increase electricity output and boost efficiency, the Company and its subsidiaries have entered into substituted power generation transactions with power plants already closed or still in operation in the places where they are located (including connected persons and non- connected persons). The advantage of Huaneng Group and its subsidiaries and associates in the provision of substituted power generation is that they charge higher tariffs so that the Company and its subsidiaries can produce a higher marginal contribution. Besides, Huaneng Group and its subsidiaries and associates maintain good relationship with the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and prices with respect to the provision of aforesaid entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries are negotiated at arm’s length terms, taking into account the then prevailing market conditions, but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by an independent third party for the same or similar type of services.

The Board (including the independent non-executive Directors) is of the view that the transactions for provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2022 exceeds the above cap (i.e. RMB400 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(6)	Sale of products

To be more cost-efficient in management, the Company’s subsidiary(ies) will sell products (mainly coal) to Huaneng Group and its subsidiaries and associates. The sale transaction under this category is not a main business of the Company and its subsidiaries. The sale related to only the excess coal and therefore will take place only on condition that the Company’s own power plants are preserved with sufficient coal supply for operation. The prices and charges of coal will be calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and other related products shall be no less favourable than those offered by independent third parties to the Company for the same or similar type of coal supply and other related products. The Company will, through the information collection channels mentioned in transaction regarding purchase of fuel and coal transportation services in section headed “Measures to safeguard the interest of the Independent Shareholders” below, and with reference to the then market conditions and in conjunction with the costs for coal purchase by the fuel company, determine the then selling prices, so as to recoup the costs and to have a small profit. Pursuant to the 2021 Huaneng Group Framework Agreement, the cap of the aggregate transaction amount with respect to the sale of products by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates for 2021 was set at RMB500 million. During the period from 1 January 2021 to 30 September 2021, the aggregate transaction amount (unaudited) for the sale of products by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates was RMB11 million. It is estimated that by the end of 2021, the actual aggregate transaction amount will not exceed the anticipated transaction amount for 2021. The substantial difference between the estimated transaction amount and the actual transaction amount was primarily due to the fact that the Company has adjusted the transaction based on changes in the demand for coal from certain power plants of Huaneng Group and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the sale of products between the Company and Huaneng Group and its subsidiaries and associates for 2022 is estimated to be RMB500 million. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms to be agreed by the relevant parties pursuant to the Huaneng Group Framework Agreement. Such estimate of cap amount is based on the demand of coal and relevant products of the power plants of Huaneng Group and its subsidiaries in 2022 and more favorable pricing by way of bulk purchase. In order to leverage the advantage of scale procurement, the Company may increase the purchase volume of coal and re-sell excess portion to the power plants of Huaneng Group and its subsidiaries.

The Board (including the independent non-executive Directors) is of the view that the transactions for sale of products to Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2022 exceeds the above cap (i.e. RMB500 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(7)	Purchase of electricity

The electricity purchase by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates is mainly attributable to the demand for participation in the electricity market transactions by local government(s) and electricity trading centres organised in their respective regions. Pursuant to the provisions of the 2021 Huaneng Group Framework Agreement with respect to the purchase of electricity by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2021 was set at RMB200 million. During the period from 1 January 2021 to 30 September 2021, the transaction amount (unaudited) in respect of the purchase of electricity by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was RMB0.

For 2022 and based on the adjustments made due to the market changes brought about by adjustments in industry policy and the Company’s actual operating conditions, the transaction amount with respect to purchase of electricity by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates is estimated to be RMB3.6 billion. According to the latest adjustment to industry policy, more commercial and industrial customers will participate in market-based electricity trading in 2022. Meanwhile, according to the latest pricing policy for electricity, high coal prices will correspondingly push up the level of electricity trading prices. Therefore, it is expected that the transaction amount of electricity purchase between the Company’s subordinate electricity sales companies and the power plants of Huaneng Group and its subsidiaries and associates will have a relatively large increase in 2022.

Pursuant to the current transaction settlement method, the Company and its subsidiaries purchase electricity from power plants of connected persons (including Huaneng Group and its subsidiaries and associates) or electricity sales companies and settle through the grid enterprises in accordance with the contractual agreements between the parties to the transaction. There is no actual settlement relationship between the Company and its connected persons (including Huaneng Group and its subsidiaries and associates), and the transaction amount is determined according to the contractual terms of both parties to the transaction.

Different from the provision of entrusted sales services which involved mainly the use of power generation quota to substitute the power generated by generation companies, electricity purchase is the purchase of electricity generated by power generation companies and sell to customers, using the price difference between transactions to generate economic benefits. In the case of the provision of entrusted sales services, the Company derives the profit out of its own cost control and the fee it charges is similar to processing fee. Given the difference in the nature of the two kinds of transactions, the Company is of the view that the provision of entrusted sales services and the purchase of electricity should not be aggregated under Rule 14A.81 of the Hong Kong Listing Rules.

The Board (including the independent non-executive Directors) is of the view that the transactions for purchase of electricity from Huaneng Group and its subsidiaries and associates by the Company and subsidiaries pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2022 exceeds the above cap (i.e. RMB3.6 billion), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(8)	Sale of electricity

The electricity sale by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates is mainly attributable to the demand for participation in the electricity market transactions by local government(s) and electricity trading centres organised in their respective regions. The 2021 Huaneng Group Framework Agreement did not provide for such transaction.

During the period from 1 January 2021 to 30 September 2021, the transaction amount in respect of the sale of electricity by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates was approximately RMB0. It is expected that the accumulative transaction amount for the sale of electricity by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates in 2021 will not exceed the level that can be exempt from disclosure requirement under the Hong Kong Listing Rules. The Company will closely monitor the relevant transaction amount so as to meet the compliance requirements under the Hong Kong Listing Rules.

According to the Huaneng Group Framework Agreement, the transaction amount with respect to the sale of electricity by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates in 2022 is estimated to be RMB100 million. Such cap is estimated on the basis of the operation targets of power plants and electricity sales companies of the Company to be achieved and the principle of maximising the Company’s interests, according to the trading rules promulgated by the government, sale of electricity to power-consuming enterprises or electricity sales companies of related persons by power plants or electricity sales companies of the Company.

Pursuant to the current transaction settlement method, the Company and its subsidiaries sell electricity to users of related persons (including Huaneng Group and its subsidiaries and associates) or electricity sales companies, and settle through the grid enterprises in accordance with the contractual agreement between the parties to the transaction. There is no actual settlement relationship between the Company and its connected persons (including Huaneng Group and its subsidiaries and associates), and the transaction amount is determined according to the contractual terms of both parties to the transaction.

The Board (including the independent non-executive Directors) is of the view that the transactions for sale of electricity to Huaneng Group and its subsidiaries and associates by the Company and subsidiaries pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2022 exceeds the above cap (i.e. RMB100 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(9)	Sale of heat

The Company and its subsidiaries sell heat to Huaneng Group and its subsidiaries and associates, mainly including the sales of industrial steam, hot water and other thermal products produced by the Company’s power plants and heating enterprises. Pursuant to the provisions of the 2021 Huaneng Group Framework Agreement with respect to the sale of heat by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2021 was set at RMB100 million. During the period from 1 January 2021 to 30 September 2021, the transaction amount (unaudited) in respect of the sale of heat by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates was RMB8 million. It is estimated that by the end of 2021, the actual aggregate transaction amount will not exceed the anticipated transaction amount for 2021.

According to the Huaneng Group Framework Agreement, the transaction amount with respect to the sale of heat by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates in 2022 is estimated to be RMB300 million. Such cap is estimated based on the current overall business scale and operation of the power plants of the Company and its subsidiaries, and the reasonable expectations of the Company and its subsidiaries for the development of these power plants, and also taking into account Huaneng Group and its subsidiaries and its associates can reduce the management and operating costs of the Company and its subsidiaries, thereby improving the Company’s operating performance.

The Board (including the independent non-executive Directors) is of the view that the transactions for sale of heat to Huaneng Group and its subsidiaries and associates by the Company and subsidiaries pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2022 exceeds the above cap (i.e. RMB300 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(10)	Borrowing trust loans and accepting loans

Borrowing trust loans is direct borrowing of trust loans by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates without the involvement of any agent bank as an intermediary, whereas accepting loans loan is primarily organized between Company and its subsidiaries and Huaneng Group and its subsidiaries and associates with a trustee or agent bank acting as an intermediary (entrusted loan), or through the mode of direct transaction. The Huaneng Group Framework Agreement has also included (i) borrowing of trust loans by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates; and (ii) the provision of loans from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries. For reasons as set out in the paragraph below, the trust loans and the loans under the Huaneng Group Framework Agreement are exempted the reporting, announcement and Independent Shareholders’ requirements under the Hong Kong Listing Rules. The setting of the cap of the transaction amount (i.e. interest arising from borrowing of the relevant trust loans) of the trust loans borrowed and the transaction amount (i.e. the amount of the loans accepted) of the loans received is to comply with the disclosure requirements under the SSE Listing Rules. The cap of the amount of interest arising from the transactions (i.e. interest arising from borrowing of the relevant trust loans) of the trust loans borrowed for 2022 is expected to be RMB200 million and the transaction amount (i.e. the amount of the loans accepted) of the loans received for 2022 is expected to be RMB15 billion or its equivalent in foreign currency (maximum daily balance of the loan).

Given that the trust loans and loans are obtained by the Company and its subsidiaries from or through Huaneng Group and its subsidiaries and associates on normal commercial terms which are comparable to or more favourable than those available from independent third parties for similar services in the PRC and that no security is granted over the assets of the Company and its subsidiaries in respect of such services, the trust loans and loans contemplated under the Huaneng Group Framework Agreement are exempted from all the reporting, announcement and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 (which relates to financial assistance) of the Hong Kong Listing Rules. The Company therefore only makes disclosure in light of the Company’s announcement disclosed on the Shanghai Stock Exchange.

Fairness of the continuing connected transactions under the Huaneng Group Framework Agreement and their impacts on the independency of the Company

The Huaneng Group Framework Agreement is signed on normal commercial terms which are fair and reasonable, with the prices/fees/interests agreed and confirmed by both parties by negotiating and concluding with arm’s length terms, taking into account the then prevailing market conditions, and the terms of the relevant agreement and the transactions under such agreement offered to the Company and its subsidiaries by Huaneng Group and its subsidiaries and associates are no less favourable than those available from independent third parties. The Company and its subsidiaries will sign necessary written agreements on specific transactions with Huaneng Group and its subsidiaries and associates within the range set by the above-stated framework agreement according to actual conditions, and pay and/or charge the relevant prices/ fees/interests based on the agreed method set forth in the relevant agreements.

The Company will, through the Huaneng Group Framework Agreement and a series of management arrangements in accordance with the regulatory requirements, maintain its independency in decision-making, the fairness of the prices of the transactions as well as the flexibility of the Company in connected transactions so as to alleviate the independence on its controlling shareholder. Such arrangements shall include without limitation the Company’s right to make independent decisions as to the price and quantity of purchase and to access and obtain market information through various means so that the terms obtained by the Company from Huaneng Group will be no less favorable than those available from independent third parties.

Based on the above, the Company is of the opinion that the Huaneng Group Framework Agreement and the continuing connected transactions thereunder are in the interests of the Company and the shareholders as a whole. Meanwhile, the Company has a complete business system and the ability to operate independently facing the market, therefore the above-stated framework agreements and the continuing connected transactions contemplated thereunder do not affect the independency of the Company.

Measures to safeguard the interest of the Independent Shareholders

Directors and senior management of the Company will monitor closely and review regularly each continuing connected transaction of the Company, and will adopt a series of risk management arrangements, and endeavour to maintain, in relation to each continuing connected transaction, the independence of the Company; the fairness of the price of the transaction; the fairness of the terms of the transaction; and the right of choice of the Company to conduct transactions with independent third parties other than Huaneng Group and its subsidiaries and associates. The relevant arrangements include:

•	the continuing connected transactions contemplated under the Huaneng Group Framework Agreement are conducted on a non-exclusive basis;

•	for transactions relating to the purchase of ancillary equipment and parts, the Company has a choice in selecting the procurement. In participating the Company’s procurement auction by Huaneng Group and its subsidiaries and associates, the Company will ensure that the prices will be no less favourable than the procurement prices offered to the Company and its subsidiaries. To better understand the market trend, and to compare prices and bid prices during the auction process, the Company will conduct such transactions according to the Company’s procurement policy, which mainly stipulates that at times when there are needs for purchasing transactions, the Company will, from time to time, obtain quotations from reputable suppliers (including Huaneng Group and its subsidiaries and associates) and/or invite tenders from multiple suppliers and/or in certain circumstances make price enquiries. According to the Company’s procurement policy, in addition to the offer of same or more favourable terms by the counterparty in a transaction, the Company will also consider other factors, including the corporate background of the counterparty; its reputation and reliability; its ability to conduct the transaction in accordance with the terms of the contract; and its understanding of the Company’s needs, in order to maximise the Company’s interest in the transaction and at the same time reduce the Company’s time and costs of transaction;

•	for transactions in relation to the purchase of fuel and coal transportation services, the Company has established a dedicated mechanism for information exchange and weekly and monthly information analysis, which mainly consists of: (i) collection of price information, such as pithead prices, listed prices at major coal production localities, inland coal transaction price indices, port price indices, domestic futures indices, global coal prices, and price indices of imported coal; and in addition, information relating to the storage at harbours, the production, transportation and sale of coal, and price indices of freights is also collected as an aid in analysing the trend of the market price. The major information collection channels of the Company include: China Coal Market website 中國煤炭市場網 (http://www.cctd.com.cn), China Coal Resources website 中國煤炭資源網(http://www.sxcoal.com) and Qinhuangdao Coal website 秦皇島煤炭網 (http://www.cqcoal.com), etc.; (ii) the Company has also established the Qinhuangdao distribution centre, which is charged with the monitoring of the daily, weekly and monthly prices of coal based on port and water transportation and related developments; (iii) the Company’s branch companies and power plants are charged with collecting information on the market and pithead prices of their own location. In terms of pricing, the Company will issue weekly the guidance procurement price of coal for coastal power plants (based on the market information collected and generally lower than the then prevailing market price), the Company will invite at least three suppliers (including Huaneng Group and its subsidiaries and associates) to provide coal quotations within the range of the guidance procurement price as well as the price for transportation services. The Company shall assess the quotations based on factors such as quality, locality and market conditions, in order to determine the appropriate price for the purchase of fuel and the price for coal transportation. If two or more of the quotations obtained fall within the price for the purchase of fuel and coal transportation, factors such as the long-term relationship between the Company and the local large-scale coal enterprise and the ability of such enterprise to provide a stable supply of coal will be considered before the Company makes a final decision to purchase the fuel and coal transportation services. The Company will independently choose and purchase from the best offer according to the market conditions relied upon in developing the Company’s procurement strategies. The Company will independently choose and purchase from the best offer according to the market conditions relied upon in developing the Company’s procurement strategies. The Company believes that such purchaser-oriented pricing process will lead to an open and transparent market mechanism for competition of coal based on market prices;

•	for transactions in relation to the purchase of fuel and coal transportation services, the “market conditions” relied upon in developing the Company’s procurement strategies can principally be summarised in the following manner: (i) changes in the prices of coal; (ii) aspects on coal transportation, including status on ship transportation at port (e.g. in circumstances where the northern ports such as Qinhuangdao are stranded seriously, the Company will arrange certain coal to be imported), the status on railway transportation (e.g. substantial overhaul of Datong Qinhuangdao railway), the status on road transportation (e.g. where the northern regions are affected by seasonal rain/snow); (iii) production condition (e.g. where major cooperation partners for coal supply or regional coal enterprises experience any safety incidents which may lead to a suspension in coal production or safety checks and hence the coal mine safety inspections may affect domestic coal production or supply of coal regionally, or where the import of coal from coal production areas like Indonesia, Australia, Colombia, South Africa, etc. are affected by incidents of natural disasters, storm, typhoon, strike, etc.); (iv) status on level of inventory (including changes in the inventory at major ports and where power enterprises and coal companies run low in stock; and (v) status on changes in policy. The State has promulgated a number of environmental protection policies and coal industry policies which may have an impact on the volume of coal consumption, the types and quality of coal required by power enterprises. The Company will timely follow and collect latest information on market condition for assessing and formulating the Company’s procurement strategies;

•	for transactions in relation to leasing of power transmission and transformation assets, the lease by the Company and its subsidiaries of such facilities from Huaneng Group and its subsidiaries and associates is based on arm’s length terms. The leasing fee payable is principally to offset the outlay of the supplier’s costs, interest payment, operational expenses in maintenance, etc. For transactions in relation to the leasing of land and office spaces, the Company will have regard to the then prevailing market rent for similar types of properties in the nearby locations (which is publicly available information), and/or consult reputable local real estate agents for benchmarks of assessment. Such transactions will be reviewed by the Company’s legal department in the legal aspects and approved by the contract management department;

•	for transactions in relation to provision of technical services, engineering contracting services and other services, the Company, at times when there are needs for purchasing transactions, will conduct such transactions according to the relevant procurement management rules, and will from time to time obtain quotations from suppliers of scale (including Huaneng Group and its subsidiaries and associates), and/or invite tenders from multiple suppliers and/or in certain circumstances make price enquiries in conducting such procurements. According to the Company’s procurement policy, in addition to the offer of same or more favourable terms by the counterparty in a transaction, the Company will also consider other factors, including the Company’s specific requirements in a transaction, the comparable advantages of the technological expertise of counterparties and the ability of counterparties to perform the contract and to provide follow-up services consequential to completion of a transaction, in order to maximise the Company’s interest. As regards the provision of operation/production and related port supportive services, the prices are basically market-driven according to the prevailing market conditions. Nonetheless, the Company will conduct enquiry process by making reference to at least three other contemporaneous transactions with unrelated third parties for similar services to determine if the prices and terms offered by Huaneng Group and its subsidiaries and associates are fair and reasonable and comparable to those offered by independent third parties;

•	for transactions in relation to the acceptance of provision of entrusted sale services from Huaneng Group and its subsidiaries and associates, it is formulated in tandem with the State’s electricity system reform policies and clean energy adoption measures. Through the centralised coordination, the Company will conduct the transactions in accordance with the implementation rules governing substituted power generation in the area(s) where such power plant(s) is/are located, having taken into account the status regarding the operation of the Company’s generating units and the actual changes in the market;

•	for transactions in relation to sale of products, in principle, the fuel company (which is 100% owned by the Company) will only sell coal to the Company’s power plants. The Company will strictly control the conduct of coal sale transactions between the fuel company and related power plants. In circumstances where there is a severe shortage in the level of inventory in the power plants, the Company will, on condition that the Company’s own power plants are preserved with sufficient coal supply for operation, sell the excess coal, as a temporary measure, to related power plants at prices according to the changes in market conditions. The Company will, through the information collection channels mentioned in transaction regarding purchase of fuel and coal transportation services above, with reference to the then market conditions and in conjunction with the costs for coal purchase by the fuel company, determine the then selling prices, so as to recoup the costs and to have a small profit;

•	the purchase of electricity transactions will be conducted in accordance with the market rules promulgated by the Government and power trading centres and based on the operation targets of power plants and electricity sales companies of the Company, the analysis of the need for electricity by national large users and the principle of maximising the interests of the Company, and if the electricity sales companies of the Company purchase electricity from power plants or electricity sales companies of connected persons, the transaction prices for purchase of electricity from connected persons will be similar to the average price level of similar transactions in the market. In this regard, the Company will obtain at least three quotations from reputable suppliers (including Huaneng Group and its subsidiaries and associates) and/or in certain circumstances make price enquiries in accordance with the Company’s procurement policy;

•	the sale of electricity transactions will be conducted in accordance with the principles set forth in the Opinions on Implementation of Promoting the Reform of Electricity Sal《 e 關 於售電側改革的實施意見》jointly issued by the National Development and Reform Commission and the National Energy Administration and the Opinions on Implementation of Orderly Liberalising Power Generation and Utilization Plan《關於有序放開發用電計劃的實施意見》and based on the operation targets of power plants and electricity sales companies of the Company, and the principle of maximizing the interests of the Company, and if the power plants or electricity sales companies of the Company sell electricity to power-consuming enterprises or electricity sales companies of connected persons, the transaction prices for sale of electricity to connected persons will be similar to the average price level of similar transactions in the market. The Company will conduct enquiry process by making reference to at least three other contemporaneous transactions with unrelated power-consuming enterprises or electricity sales companies to determine if the prices and terms offered by Huaneng Group and its subsidiaries and associates are similar to the average price level of similar transactions in the market;

•	the sale of heat transactions will be conducted in strict compliance with the management regulations of the Company and the internal control requirements. Meanwhile, the Company will closely monitor the changes in demand and supply in the heat market, and timely follow and collect latest information on market condition as a guidance for the Company to analyze the demand and supply in the heat market. Adjustment will then be made in a timely manner according to the operating scale of the Company and actual conditions, so as to ensure the interests of the Company being maximized;

•	for borrowing trust loans and accepting loans transactions with Huaneng Group and its subsidiaries and associates will be conducted largely depend on the Company’s overall fund size, the actual business needs of the Company, the changes in the capital market and the availability of fund that the Company can obtain through financial institutions. All application for loans by operating units of the Company shall be submitted to the finance department in accordance with the Contract Management Rules of the Company. Through centralized co-ordination by the finance department of the Company, offers for the loans will be obtained from at least three financial institutions and non-financial institutions including Huaneng Group and its subsidiaries and associates for review and comparison by the finance department of the Company and approval by the chief accountant of the fund coordination committee (資金協調會); and

•	the contract management department will strictly review contracts, the contract enforcement department will timely monitor the amount of connected transactions, and the relevant functional departments will supervise the compliance monitoring in production and operation. In addition to the annual review of the performance of specific contracts by the independent non-executive Directors and the Company’s auditors, the Company’s supervisors will also monitor the working arrangements involved in the Company’s continuing connected transactions, and review whether the Company’s transactions are fair and conducted at reasonable transaction prices.

In implementing the control measures mentioned above, the Company has adopted a monitoring and reporting system to regularly monitor each connected transactions with Huaneng Group and its subsidiaries and associates during each contract signing process through the Contract Approval System, to ensure that all the connected transactions are conducted on terms as set out in the Huaneng Group Framework Agreement and the annual caps would not be exceeded.

BOARD’S CONFIRMATION

The Board has considered and approved the Huaneng Group Framework Agreement and the transactions and estimates of relevant caps of the transactions under such agreement. Pursuant to the SSE Listing Rules and Rule 14A.68(8) of the Hong Kong Listing Rules, Messrs. Zhao Keyu, Zhao Ping, Huang Jian, Wang Kui, Lu Fei and Teng Yu, all being Directors of the Board being regarded as having a material interest in the continuing connected transactions given their management positions in Huaneng Group or its associate, abstained from voting on the Board resolutions relating to the execution of such agreements. The resolution was voted by Directors who are not connected to the transactions.

EXTRAORDINARY GENERAL MEETING

Under the Hong Kong Listing Rules, the conduct of purchase of fuel and transportation services (including the proposed caps) by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement require Independent Shareholders’ approval. However, pursuant to the SSE Listing Rules, the conduct of all transactions with Huaneng Group (together with its subsidiaries and associates, all being treated as concerted related parties of the Company under the SSE Listing Rules) as set out in this announcement shall be approved by the Independent Shareholders of the Company. The Company proposes to convene an extraordinary general meeting in December 2021 to seek approval from Independent Shareholders on (among others) the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement. Huaneng Group and its associates (holding an aggregate of 7,286,576,866 ordinary shares in the Company, representing approximately 46.42% of the total issued shares of the Company as at the date of this announcement) will abstain from voting on the resolutions, among others, with respect to the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement at such extraordinary general meeting, at which the proposed resolution will be passed by way of ordinary resolution and voting will be taken by way of poll in accordance with the requirements of the Hong Kong Listing Rules.

To comply with the requirements of the Hong Kong Listing Rules, the Independent Board Committee of the Company will advise the Independent Shareholders in connection with the transaction regarding purchase of fuel and transportation services (including the proposed caps) contemplated under the Huaneng Group Framework Agreement and will appoint the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders regarding the purchase of fuel and transportation services (including the proposed caps) contemplated under the Huaneng Group Framework Agreement.

According to the requirements of Rules 14A.46(1) and 19A.39A of the Hong Kong Listing Rules and the PRC Company Law, the Company shall despatch a circular containing, inter alia, further details of the continuing connected transactions for the purchase of fuel and transportation services (including the proposed caps) contemplated under the Huaneng Group Framework Agreement, a letter from the Independent Board Committee and an opinion of the Independent Financial Advisor to the shareholders as soon as possible but in any event not later than 6 December 2021.

Under the Hong Kong Listing Rules, the Independent Financial Adviser is required to opine only on the continuing connected transactions relating to the purchase of fuel and transportation services (including the proposed caps) contemplated under the Huaneng Group Framework Agreement and, in which case, the Independent Financial Adviser will not provide opinions on the other transactions contemplated under the Huaneng Group Framework Agreement (collectively, the “Other Transactions”). Notwithstanding such arrangement, the Company still plans to include details of the Other Transactions in the circular to be issued so that shareholders of the Company will have a full picture of all transactions as contemplated under the Huaneng Group Framework Agreement. The Company believes that on such basis, the Independent Shareholders will be provided with sufficient information so as to make an informed decision in the voting of the relevant proposed resolution.

DEFINITIONS

“2021 Huaneng Group Framework Agreement”

the framework agreement on the continuing connected transactions for 2021 between Huaneng Power International, Inc. and China Huaneng Group Co., Ltd. entered into between the Company and Huaneng Group on 5 November 2020

“associate(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules
“Board”	the board of Directors of the Company
“Company”	Huaneng Power International, Inc.
“connected person(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules
“Director(s)”	the director(s) of the Company
“HIPDC”	Huaneng International Power Development Corporation
“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
“Hua Neng HK”	China Hua Neng Group Hong Kong Limited
“Huaneng Finance”	China Huaneng Finance Corporation Limited

“Huaneng Group”	China Huaneng Group Co., Ltd.
“Huaneng Group Framework Agreement”

the framework agreement on the continuing connected transactions for 2022 between Huaneng Power International, Inc. and China Huaneng Group Co., Ltd. entered into between the Company and Huaneng Group on 3 November 2021

“Independent Board Committee”

a committee of the Board established for the purpose of considering the transactions regarding the purchase of fuel and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement, comprising independent non-executive   Directors who are independent of these transactions

“Independent Financial Adviser”, “Gram Capital”

Gram Capital Limited, a licensed corporation to carry on Type 6 (advising on corporate finance) regulated activity as defined under the Securities and Futures Ordinance (Cap.571 of the laws of Hong Kong), an independent financial adviser to be appointed to advise the Independent Board Committee and the Independent Shareholders on the transactions regarding the purchase of fuel and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement

“Independent Shareholders”	shareholders of the Company other than Huaneng Group and its associates
“PRC”	The People’s Republic of China
“RMB”	Renminbi, the lawful currency of the PRC
“SSE Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Supplemental Agreement to Huaneng Group Framework Agreement”

the Supplemental Agreement to Huaneng Framework Agreement on the continuing connected transactions for 2021 between Huaneng Power International, Inc. and China Huaneng Group Co., Ltd. entered into between the Company and Huaneng Group on 28 September 2021

“subsidiary(ies)”	has the meaning ascribed to it in the Hong Kong Listing Rules

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Guo Hongbo (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC

4 November 2021